As filed with the Securities and Exchange Commission on February 22, 2008

Registration No.  _________

   811-04328

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]

Pre-Effective Amendment No. __

 [   ]

Post-Effective Amendment No. __

 [  ]

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [  ]

Amendment No.  7  [X]

FIRST INVESTORS LIFE LEVEL PREMIUM

VARIABLE LIFE INSURANCE

(SEPARATE ACCOUNT B)

(Name of Registrant)

FIRST INVESTORS LIFE INSURANCE COMPANY

(Name of Depositor)

110 Wall Street, New York, NY 10005

(212) 858-8200

(Complete address and telephone number of depositor’s principal executive offices)

Carol E. Springsteen

President

First Investors Life Insurance Company

110 Wall Street, New York, NY 10005

(Name and complete address of agent for service)

Copies of all communications to:

K&L Gates

1601 K Street, N.W.

Washington, D.C. 20006-1600

Attn: Diane Ambler, Esq.

Approximate Date of Proposed Public Offering: As soon as practical after the effectiveness of the Registration Statement

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective on (check the appropriate box):

[_]

Immediately upon filling pursuant to paragraph (b)

[_]

On __________ pursuant to paragraph (b)

[_]

60 days after filing pursuant to paragraph (a) (1)

[_]

On (date) pursuant to paragraph (a) (1) of Rule 485

If appropriate, check the following box:

[_]

This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title and Amount of Securities Being Registered:  An indefinite amount of units of interest in First Investors Life Level Premium Variable Life Insurance (Separate Account B) under variable life insurance policies.

ISP CHOICE A Level Premium Variable Life Insurance Policy with four premium payment period options ISPC-10, ISPC-20, ISPC-65, ISPC-Whole Life

Offered By First Investors Life Insurance Company Through First Investors Life Separate Account B.

110 Wall Street, New York, New York 10005 / (800) 832-7783

This prospectus describes an individual Level Premium Variable Life Insurance Policy (the “Policy”) that is offered by First Investors Life Insurance Company ("First Investors Life", "we", "us" or "our") through First Investors Life Separate Account B (“Separate Account B”).  The Policy offers four different premium payment period choices – a 10-year option (“ISP Choice 10” or “ISPC-10”), a 20-year option (“ISP Choice 20” or “ISPC-20”), an option to pay until age 65 (“ISP Choice-65” or “ISPC-65”), and an option to pay until age 100 (“ISP Choice-Whole Life” or “ISPC-WL”).

Please read this prospectus and keep it for future reference.  It contains important information that you should know before buying or taking action under a policy.  This prospectus is valid only when attached to the current prospectus for the First Investors Life Series Funds (“Life Series Funds”).

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed judgment on the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

First Investors Life does not guarantee the performance of the segregated investment options under the Separate Account B that correspond to the Funds of the Life Series Funds (“Funds”).  The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.  The Policy involves investment risk, including possible loss of principal amount invested.

The Policy may not be available in all states or jurisdictions.  This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made.  First Investors Life does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by First Investors Life.

The date of this prospectus is July 1, 2008.

CONTENTS

SUMMARY OF BENEFITS AND RISKS OF THE POLICY

   Policy Benefits

   Policy Risks

   Risks of the Life Series Funds

FEE TABLES

DESCRIPTION OF THE POLICY

   Who We Are and How to Contact Us

   How the Policy Works

   Policy Application Process

   Premiums

   Allocation of Net Premiums to Investment Options

   The Death Benefit

   Cash Value

   Settlement Options

   Optional Insurance Riders

   Other Provisions

   Charges and Expenses

FEDERAL TAX INFORMATION

OTHER INFORMATION

   Voting Rights

   Reports

   Financial Statements

SUMMARY OF BENEFITS AND RISKS

Policy Benefits

The Policy allows you to select the amount of life insurance that you want, the amount of premium that you will pay each year, and the number of years that you will pay this premium.  There are four premium payment period options available.  In the case of ISP CHOICE-10 you pay premiums for 10 years, in the case of ISP CHOICE-20 you pay premiums for 20 years, in the case of ISP CHOICE-65 you pay premiums until you reach age 65 and in the case of ISP CHOICE-Whole Life you pay premiums until you reach age 100.

Once you make your selections and the Policy is issued, your premium and payment premium period cannot be changed by you or us.  Nor can we increase your premium or the number of years you must pay. The net amount of each premium remaining after deduction of Policy charges is invested in our Fixed Account and/or one or more investment Subaccounts in accordance with your instructions.  You may not invest more than 50% of your premiums in the Fixed Account.

The Policy is designed to provide you with permanent life insurance protection as long as you pay your premiums for the premium paying period.  Once you have finished paying the premium for the period selected, the Policy remains in force for the life of the Insured unless you choose to surrender your Policy, or you borrow against it to the extent that it lapses.  Your choice of the payment period depends on how much life insurance coverage that you want or need.  In general, the longer that you pay your premiums, the greater the life insurance coverage you will obtain per premium dollar.  Thus, you will obtain the most initial coverage by purchasing ISPC-WL and the least initial coverage by purchasing ISPC-10.

Upon the death of the Insured, the Policy’s death benefit will be paid to the named Beneficiary.  The amount of the death benefit may increase above the Policy’s guaranteed insurance amount (known as the “Face Amount”) based upon the investment experience of the Subaccounts you select and the credited interest in the Fixed Account if chosen.  However, the death benefit is guaranteed never to be less than the Policy’s Face Amount (reduced by any outstanding Policy loans, accrued interest, partial surrenders and due and unpaid premiums).

The Subaccounts invest in corresponding Funds of the Life Series Funds.   Each Fund is a professionally managed mutual fund with its own investment objectives, strategies and risks.  The Fixed Account, which is part of our General Account, bears interest at a fixed guaranteed minimum interest rate, plus any additional interest that in our sole discretion we may declare.  Your Cash Value and Variable Insurance Amount will fluctuate based on a number of factors including the performance of the Subaccounts you select and the proportion of your Cash Value which you allocate to the Fixed Account.

You may change your allocation of future additional premiums subject to certain limitations.   You may also change the allocation of Cash Values among the Subaccounts, or among the Subaccounts and the Fixed Account, through Transfers of Cash Value, Automated Subaccount Reallocations, or Systematic Transfers. Allocations of Cash Values (i.e., “transfers”) are subject to certain conditions and restrictions described elsewhere in this prospectus.

You may borrow up to 75% of the Policy Loan Value during the first three Policy Years and up to 90% of the Loan Value thereafter, if you assign your Policy to us as sole security.  While a Policy loan is generally not taxable, the loan amount may become taxable under certain circumstances.

You may also fully surrender the Policy at any time while the Insured is living.  The amount payable will be the Cash Value less any outstanding loans, accrued interest and due and unpaid premium.  A surrender is a taxable event.  You may surrender a portion of the Policy’s Cash Value on any Policy anniversary provided you meet our requirements.  Partial surrenders may have adverse tax consequences.

Subject to availability in your state, we offer optional insurance riders to add benefits to the Policy.  You pay an additional premium amount for each rider and certain age, insurance underwriting requirements, limitations and restrictions apply.  You may terminate a rider at any time and your premium will be adjusted accordingly.  Premiums for certain optional riders are not necessarily level for the term of the rider.  See “Optional Insurance Riders” for further details.

Policy Risks

Because of the insurance costs, the Policy is not suitable for you unless you need life insurance.  If you have no need for life insurance, you should consider a different type of investment.

The Policy involves a long-term commitment on your part, and you should have the intention and financial ability to make the required premium payments.  It is not suitable as a short-term savings vehicle.

The Policy is different from fixed-benefit life insurance because you bear investment risks.  The death benefit and Cash Value will increase or decrease as a result of the investment experience of the Subaccounts you select.  However, the guaranteed insurance amount is never reduced based on negative performance of the Subaccounts.  We bear the investment risk that the Fixed Account will produce a return equal to at least principal plus the minimum guaranteed rate of return.  Because you may allocate no more than 50% of your premiums to the Fixed Account, investing in the Fixed Account does not eliminate investment risks.

If you take a partial surrender from your Policy, reduce the face amount of the Policy, eliminate a rider, or make any other material change to the Policy after it is issued, this may convert the Policy into a modified endowment contract (MEC).  This can have adverse tax consequences to you.

If you decide to take Policy Loans, they may reduce the death benefit and Cash Value of your Policy whether or not you repay the loans because loans may undermine the growth potential of your Policy.  A Policy Loan is generally not a taxable event.   However, the proceeds from a Policy Loan may be taxable (to the extent they exceed your premium paid) if it is outstanding at the time you surrender your Policy; or if your Policy becomes a MEC, as a result of a material change that you make to the Policy if market conditions cause the Cash Value on the Policy to fall below the outstanding loan amount or the loan is outstanding when the Policy is converted into a continued insurance option.

Your Policy may lapse if you fail to pay your premiums or your loans exceed the Surrender Value.  However, if you do not elect one of the insurance Settlement Options, we will automatically purchase continued insurance with the Policy’s Cash Value.  This may delay but not avoid the lapse of your Policy.

Risks of the Life Series Funds

You bear the investment risk of the Funds underlying the Subaccounts you select.  The investment objectives, primary investment strategies, and primary risks of the Funds are described in the attached Life Series Funds prospectus. There is no assurance that any of the Funds will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy.  The cost of insurance charges and optional rider premiums shown may not be representative of what you will pay because these charges are based on the Insured’s age, sex and underwriting class. Your Policy will be accompanied by an illustration based on your actual annual premium and guaranteed insurance amount as determined by the Insured’s age, sex, underwriting classification, payment frequency and optional riders selected.

The table below describes the transaction fees and expenses that you will pay for the years you pay premiums, depending upon which premium paying period is chosen.  The minimum charge indicated is based on the lowest rate for our standard non-tobacco underwriting class.  The maximum charge indicated is based on the highest possible charge at issue for our non-standard underwriting class (unless otherwise specified) up to our maximum issue age for this class. The standard charge indicated is based upon our representative Insured, a male age 35 in our standard non-tobacco underwriting class at the time the Policy is issued.

Transaction Fees and Other Charges and Expenses (Applicable to all premium paying periods unless specifically noted)
Charge	When Charge is Deducted (1)	Amount Deducted
Maximum Percentage Charge Imposed on Premiums (the Load) Percentage of Premium less Policy Charge	Upon premium payment	Year(s)	ISPC-10	ISPC-20	ISPC-65	ISPC-WL
		1	33.5%	33.5%	33.5%	33.5%
		2 to 5	11.5%	11.5%	11.5%	10.5%
		6 to the end of ppp	8.5%	8.5%	8.5%	7.5%
Maximum Deferred Sales Charge	Not Charged	NONE
Other Surrender Fees	Not Charged	NONE
Transfer Fees(4)	On 5th and 6th transfer	$10
Maximum First Year Charge	Upon payment of first year premium	$5 per $1,000 of Face Amount
Maximum Policy Charge	Upon premium payment	ISPC-10	ISPC-20	ISPC-65		ISPC-WL
		$85	$85	$85		$65
Premium Payment Mode(2)	Upon premium payment	Annual: 0% increase in premium Semi-annual: 2% increase in premium Quarterly: 4% increase in premium Monthly: 5.96% increase in premium
Optional Rider Premiums Waiver of Premium Accidental Death (3)	Upon premium payment Upon premium payment		ISPC-10	ISPC-20	ISPC-65	ISPC-WL
		As % of Total Premium
		Minimum	0.09%	0.13%	0.64%	0.87%
		Maximum	3.11%	4.93%	1.81%	5.46%
		Standard case(5)	0.23%	0.49%	1.08%	1.68%
		Per $1,000 Face Amount of Rider
		Minimum	$1.50	$1.50	$1.00	$1.00
		Maximum	$2.00	$1.75	$1.50	$1.50
		Standard case(5)	$1.75	$1.50	$1.25	$1.00
Children’s Term Life Insurance Rider	Upon premium payment	Per $1,000 Face Amount of Rider
		Minimum	N/A	$5.25	$5.25	$5.25
		Maximum	N/A	$5.25	$5.25	$5.25
Spouse’s Term Life Insurance Rider	Upon premium payment	Per $1,000 Face Amount of Rider
		Minimum	N/A	$0.62	$0.62	$0.62
		Maximum	N/A	$15.70	$10.25	$15.70
10 Year Level Term Insurance Rider	Upon premium payment	Per $1,000 Face Amount of Rider
		Minimum	$0.67	$0.67	$0.67	$0.67
		Maximum	$43.47	$43.47	$25.87	$43.47
		Standard case(5)	$2.70	$2.70	$2.70	$2.70

20 Year Level Term Insurance Rider	Upon premium payment	Per $1,000 Face Amount of Rider
		Minimum	N/A	$0.66	$0.66	$0.66
		Maximum	N/A	$67.24	$17.44	$67.24
		Standard case(5)	N/A	$2.82	$2.82	$2.82

(1) The table assumes that premiums are paid at issue and then on each Policy anniversary.  If you pay your premium on an installment basis over the course of a Policy Year, the charges which are premium-based will be prorated over those payments.

(2) The amount of the added premium is determined by the applicable insurance rates based upon the Insured’s age, sex and underwriting classification.  The premiums disclosed above may not be representative of the premium you will actually pay.  You may obtain more information about the premiums you will incur by contacting your representative.

(3) The benefit issued may not exceed $200,000 less all of the Insured’s accidental death benefit coverage in all companies.

(4) We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account.

(5) Our representative Insured is a male, age 35 at the time the Policy is issued, and is in our standard non-tobacco underwriting class.  The guaranteed maximum premiums are shown.

The next table describes the fees and expenses that we deduct from your Cash Value periodically over the life of the Policy(ies).  These fees and expenses do not include operating fees and expenses of the Funds.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance (1)	Last Day of Policy Year and/or upon surrender(2)		ISPC-10	ISPC-20	ISPC-65	ISPC-WL
		Minimum	$0.18 per $1, 000 NAR		$0.43 per $1, 000 NAR
		Maximum	$17.41 per $1,000 NAR		$10.10 per $1,000 NAR	$17.41 per $1,000 NAR
		Standard Case (3)	$1.12 per $1,000 NAR	$1.12 per $1,000 NAR	$1.12 per $1,000 NAR	$1.12 per $1,000 NAR
Mortality and Expense Risks Charge	Daily	Effective annual rate of 0.50% of your Subaccount asset value
Policy Loan Interest	Policy Anniversary	6% of the outstanding loan (4)
Income Tax Charge (5)	Not charged	None deducted

(1) Your cost of insurance charges will be determined by the insurance rates applicable to your Policy based upon the Insured’s age, sex, smoker or non-smoker as well as the net amount of the insurance that is at risk (NAR).  As a result, the charges disclosed above may not be representative of the charges you will actually pay.  You may obtain more information about the charges you will incur by contacting your representative.   The charge indicated is the maximum rate we can deduct for the first year cost of insurance charge.

(2) If the total benefit base at the end of the first Policy year is less than the cost of insurance due, the balance will be reflected in the cost of insurance charged on the last day of the following Policy year.

(3) The standard case is based on our representative Insured. This is a male, age 35 at the time the Policy is issued and is in our standard non-tobacco underwriting class. There is no difference in the cost of insurance between the standard and non-standard class.

(4) Because we transfer from the Separate Account to our General Account an amount equal to the amount of the loan, while the loan is unpaid, we credit you into your chosen Subaccount(s) interest at an effective annual rate of 4% for the amount maintained in the General Account. As a result, the net interest rate as a cost to you is 2%.

(5) We reserve the right to impose this charge if we incur taxes attributable to Separate Account B.

BR>

The next table below describes the range of fees and expenses for the Funds that you will indirectly pay during the time that you own the Policy.  The table shows the minimum and maximum Total Annual Fund Operating Expenses before and after any contractual fee waivers as of December 31 2007.  These expenses may be higher or lower in the future.  More detail concerning each Fund’s fees and expenses is contained in the attached prospectus for the Funds.

Total Annual Operating Fund Expenses (expenses that are deducted from Fund assets)
	Minimum	Maximum
Gross Annual Fund Operating Expenses (Before contractual fee waivers/reimbursements)

Net Annual Fund Operating Expenses (After contractual fee waivers/reimbursements)

The fee waivers reflected above will continue to May 1, 2009 by contractual agreement with the investment adviser to the Funds.

DESCRIPTION OF THE POLICY

Who We Are and How to Contact Us

First Investors Life Insurance Company  (“First Investors Life”, “we” and “our”), with its home office located at 110 Wall Street, New York, New York 10005, is a stock life insurance company incorporated under the laws of the State of New York in 1962.  We issue life insurance policies and annuity contracts.

For information or service concerning a Policy, you can contact us in writing at our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837.  You can call us at 1-800-832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or fax us at 732-510-4209.  You can also contact us through our website at www.firstinvestors.com.

You should send any payments, notices, elections, or requests, as well as any other documentation that we require for any purpose in connection with your Policy to our Administrative Office.  No such payment, notice, election or request will be treated as having been “received” by us until we have actually received it, as well as any related forms and items that we require, all in complete and good order (i.e., in form and substance acceptable to us) at our Administrative Office.  We will notify you and provide you with an address if we designate another office for receipt of information, payments and documents.

Separate Account B

We issue the Policies described in this prospectus through our Separate Account B.  We established Separate Account B on June 4, 1985, under the provisions of the New York Insurance Law.  Separate Account B is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

We segregate the assets of Separate Account B from the assets in our general account (the “General Account”).  The assets of Separate Account B fall into two categories:  (1) assets equal to our reserves and other liabilities under the Policies and (2) additional assets derived from expenses that we charge to Separate Account B.  The assets equal to our reserves and liabilities support the Policy.  We cannot use these assets to satisfy any of our other liabilities.  The assets we derive from our charges do not support the Policy, and we can transfer these assets in cash to our General Account.  Before making a transfer, we will consider any possible adverse impact that the transfer may have on Separate Account B.

All the income, gains and losses (realized or unrealized) allocated to Separate Account B are credited to or charged against Separate Account B without regard to our other business.  We are obligated to pay all amounts promised to Policyowners under the Policies even if these amounts exceed the assets in Separate Account B. Assets allocated to Separate Account B support the benefits under the Policy.  The assets are in turn invested by each Subaccount of Separate Account B into a corresponding Fund at net asset value.  Therefore, we own the shares of the underlying Funds, not you.

Each Subaccount reinvests any distributions it receives from a Fund by purchasing additional shares of the distributing Fund at net asset value. Accordingly, we do not expect to pay you any capital distributions from the Policies.

The Fixed Account

The Fixed Account is not part of Separate Account B.  It is part of our General Account.  The General Account consists of all assets owned by us, other than those in Separate Account B or in any other legally segregated separate accounts.  The assets of the General Account are subject to the claims of our general creditors and can be invested as we choose, subject to certain legal requirements.  We guarantee that any assets that you choose to allocate to the Fixed Account will earn interest at an effective annual rate of at least 4.00%.

We may, but are not required to, declare interest in excess of this rate (“excess interest”).  In the event that we declare excess interest, we are not required to guarantee that it will remain in effect for any specific period of time.  Therefore, we may reduce or eliminate such excess interest at any time without prior notice to you.  However any excess interest already credited to your account is non- forfeitable.  You do not share in any gains or losses that we experience in the Fixed Account or our General Account.  We bear the entire risk that the investments in our General Account may not achieve the minimum guaranteed or declared rates of return.

The Fixed Account is not registered under the Securities Act of 1933.  Moreover, neither the Fixed Account nor the General Account are registered as investment companies under the Investment Company Act of 1940.  The staff of the SEC has therefore not reviewed the disclosures in this prospectus that relate to the Fixed Account assets.

Life Series Funds

Each of the subaccounts available under the Policy invests in a corresponding Fund of the Life Series Funds.  Each Fund is an open-end management investment company registered with the SEC under the 1940 Act.  The Life Series Funds consists of 13 separate Funds, 10 (ten) of which are available to Policyowners of Separate Account B.  Each of the Funds offers its shares only through the purchase of a Policy or another variable life or variable annuity contract issued by First Investors Life.  The Funds reserves the right to offer shares to other separate accounts or directly to us.

Our affiliate, First Investors Management Company, Inc. (“FIMCO”) is the investment adviser of the Life Series Funds.  FIMCO is a New York corporation located at 110 Wall Street, New York, New York 10005.  FIMCO and the Life Series Funds have retained the Smith Asset Management Group, L.P., 100 Crescent Court-Suite 1150, Dallas, Texas 75201 to serve as subadviser of the Select Growth Fund, Paradigm Capital Management, Inc., Nine Elk Street, Albany, New York 12207 to serve as the subadviser of the Discovery Fund and Vontobel Asset Management Inc., 450 Park Avenue, New York, New York 10022 to serve as the subadviser of the International Fund.  See the Life Series Funds prospectus for more information about the investment adviser and subadvisers.

Although some of the Funds have similar names, the same portfolio manager and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.

The following table includes the investment objective for each Fund that is available under the Policy.  There is no assurance that any of the Funds will achieve its stated objective.  There is a Subaccount with the same name as its corresponding underlying Fund.  You bear the entire investment risks of the Funds you select.  The degree of investment risk you assume will depend on the Subaccounts you select.  You should consider your allocations carefully.  The investment objectives, primary investment strategies, primary risks and management of the Funds are described in the attached Life Series Funds prospectus.

Fund	Investment Objective
Blue Chip Fund	High total investment return.
Cash Management Fund	High rate of current income consistent with the preservation of capital and maintenance of liquidity.
Discovery Fund	Long-term growth of capital.
Government Fund	A significant level of current income which is consistent with security and liquidity of principal.
Growth & Income Fund	Long-term growth of capital and current income.
High Yield Fund	High current income and, secondarily, capital appreciation.
International Fund	Long-term growth of capital.
Investment Grade Fund	A maximum level of income consistent with investment in investment grade debt securities.
Select Growth Fund	Long-term growth of capital.
Value Fund	Total return.

How The Policy Works

The Policy is described as "variable" because the amount of your death benefit, Cash Value and loan value (the amount you can borrow) may increase or decrease depending on, among other things, the investment performance of the Subaccount(s) you select.  You bear the entire investment risk with respect to a Policy's Cash Value which is allocated to the Separate Account B Subaccounts.  We bear the investment risk with respect to that portion of the Policy’s Cash Value which is allocated to the Fixed Account.  We also guarantee  that the death benefit will never be less than the Face Amount (adjusted for Policy loans, accrued loan interest and any partial surrenders), if you pay all of your premiums.

The following discussion describes how the Policy works.  It generally assumes that premiums have been duly paid and there have been no Policy Loans.  The death benefit and Cash Value are affected if premiums are not duly paid or if a Policy loan is made.

Policy Application Process

To purchase a Policy, you must submit a completed life insurance application to us and provide us with evidence of insurability that is satisfactory to us.  Before issuing a Policy, we conduct underwriting to determine the proposed Insured's insurability.  If your application is accepted, we will credit your Policy with the initial net premium on the date that the Policy is issued.  Until such time, your initial premium is held in the General Account.  If a Policy is not issued, we will return your premium without interest.  We reserve the right to reject any application for any reason, including but not limited to failure to meet our underwriting criteria.  The Insured will be covered under the Policy as of the Policy’s issue date.

Premium Payment Period Choice

The Policy premiums are "level" because you pay the same amount each year for the premium-paying period.  The premium-paying period is 10 years for ISPC-10, 20 years for ISPC-20, through your attained age 64 for ISPC-65 and through your attained age 99 for ISPC-Whole Life.  Once you select your premium payment period (i.e., the number of years that premiums must be paid), the period is fixed.  It cannot be changed by you or us.  Nor can the amount of the premium be changed (except as noted below under “The Frequency of Your Payments” and “Optional Insurance Riders”).  After you have made the scheduled payments for the premium paying period, the Policy will stay in force for the life of the Insured unless you decide to surrender it or you borrow against it to the extent that it lapses.

In determining which payment period option to select, 10 years, 20 years, until 65, or Whole Life, you should consider a number of factors, including the amount of coverage that you want.  For any single insured, the amount of coverage available will increase with the length of the payment period.  For example, an ISPC-Whole Life Policy will produce a larger guaranteed minimum death benefit per dollar of premium than an ISPC-10 Policy.  Of course, the payment period is longer.

The following example demonstrates premium amount and amount of insurance for the four payment options where the Insured is a standard issue, 35 year old non-smoking male.

Male – Standard Issue Non Smoker Age 35	ISP CHOICE-10	ISP CHOICE-20	ISP CHOICE-65	ISP CHOICE-WL
$50,000 Face Amount will cost	$1,540.50 Annual Premium	$944.50 Annual Premium	$766.50 Annual Premium	$632.00 Annual Premium
$1,000 Annual Premium will buy	$31,929 Face Amount	$53,229 Face Amount	$67,132 Face Amount	$82,452 Face Amount

The Amount of Your Premiums

The premium you pay is determined by the premium paying period you choose (ISPC-10, ISPC-20, ISPC-65, or ISPC-Whole Life), the amount of guaranteed insurance, the underwriting classification of the Insured, the frequency of the premium payments.  We cannot increase this premium amount.  However, there is an additional premium charge if you ask us to accept your premiums on other than an annual basis.

For ISPC-10, there is a  $600 minimum annual premium payment requirement for all issue ages  (which does not include additional premiums for any riders that you may select).  For ISPC-20, ISPC-65 and ISPC-Whole Life, there is a $25,000 minimum Face Amount requirement.  In setting premium rates, we took into consideration actuarial estimates of projected death and surrender benefit payments, lapses, expenses, investment returns, and a contribution to our surplus.

The Frequency of Your Payments

You pay premiums under a Policy for the premium-paying period.   Premium payments are due on or before the due dates at our Administrative Office.  If you pay early, we will place your premium payment in our General Account and, on the day that it is due, we will allocate the premium to the Subaccount(s) that you have selected.  You may choose to pay your premiums on a semi-annual, quarterly or monthly basis.  If you do so, you will be subject to an additional charge.  As a result, your premium amounts will be higher, but the net amount allocated to Subaccounts will not increase by the entire amount the premium increases.

You may only pay premiums monthly if you authorize us to electronically deduct premiums from your bank account (“Lifeline”).  We are not liable for any bank charges you may incur if you fail to maintain a sufficient balance in your bank account to pay the premiums.  To change the frequency of your premium payment, you must notify us prior to your next premium due date, which coincides with the new frequency premium due date.  We will then recompute your premium amount and bill you accordingly.

Automatic Premium Loans to Pay Premiums

You may elect in the application or in a written request to our Administrative Office to have the premium paid by an automatic loan against the Policy.  Under the automatic premium loan provision, any premium not paid before the end of the grace period is paid by an automatic loan against the Policy.

You may elect the automatic loan provision only if your premium is not in default and the resulting Policy Loan and loan interest to the next premium due date does not exceed the maximum loan value of your Policy (see "Policy Loans"). If you do not resume paying premiums, the loans will continue to be used to pay your premiums as they become due.  This could eventually cause your Policy to lapse, which could have adverse tax and other consequences.  You may revoke the automatic premium loan provision at any time by written request.  The revocation is effective when we receive it at our Administrative Office.

Allocation of Net Premiums to Investment Options

When you purchase a Policy, you select the percentage allocation of your premium to the Subaccounts of Separate Account B and/or the Fixed Account.

Your allocations are subject to the following constraints:

1.

Allocation percentages must be in whole numbers;

2.

Allocation percentages must add to 100%; and

3.

The allocation percentage for the Fixed Account may not exceed 50%.

On the Policy’s issue date, the proportion of the initial net premium you designated for the Fixed Account will be allocated to the Fixed Account.  The remainder of the initial net premium you designated for the Subaccounts will be allocated to the Cash Management Subaccount for a period of 20 days.      On the 21st day, the Benefit Base in the Cash Management Subaccount will be reallocated to the Subaccounts you designated on the application.  This reallocation will occur as of the end of the 20th day following the issue date.  If that day is not a Business Day, then the reallocation will occur as of the end of the next Business Day.  Subsequent premiums will be allocated according to your allocation percentages on file, unless you request a change in your allocation percentages.  A change in the allocation percentages for future prem iums will affect reallocations occurring under the Automated Subaccount Reallocation Option.  See  “Automated Subaccount Reallocation Option” for additional information.

The net premium is credited to your Policy on the Policy's issue date and on each premium due date thereafter, whether or not you have paid a premium by its due date.  Your net premiums buy units of the Subaccounts and not shares of the Funds in which the Subaccounts invest.

Reallocating Your Policy Assets

Subject to the restrictions discussed below, you may change the allocation of your Net Benefit Base among the Subaccounts, or among the Subaccounts and the Fixed Account, through a Transfer of Net Benefit Base by written Notice, participation in our Systematic Transfer Option or participation in our Automated Subaccount Reallocation option.  We will only accept transfer requests that are in writing and delivered by mail or hand  (i.e. we will not accept telephone, facsimiled or e-mail instructions).  Only the Automated Subaccount Reallocation Option or the Systematic Transfer Option, but not both, may be in effect at the same time.

Transfer of Net Benefit Base

You may transfer all or a portion of the Net Benefit Base between any two or more of the Subaccounts, or between one or more Subaccounts and the Fixed Account by providing us with written Notice.  The “Net Benefit Base” is the value of the Subaccounts plus the Fixed Account.  There is a limit of six transfers between two or more Subaccounts in any 12-month period.  Only one transfer of the Net Benefit Base either to or from the Fixed Account is allowed in any 12-month period.  The minimum transfer amount is $100.  Each transfer from the Fixed Account is limited to the greater of $1,000 or 25% of the Fixed Account Benefit Base.  Each transfer to the Fixed Account may not be more than the amount that would cause the ratio of the Fixed Account Benefit Base to the Net Benefit Base to exceed 50%.

We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account. A transfer of Net Benefit Base made while the Automated Subaccount Reallocation Option is in effect automatically terminates the Automated Subaccount Reallocation Option.  Requests for transfers are processed as of the Business Day we receive them, as described in “Policy Transactions”.  We may defer transfers under the conditions described under “Payment and Deferment”.

Systematic Transfer Option

You may request that a specified dollar amount be transferred from any one or more Subaccounts (the “originating Account(s)”) to any one or more other Subaccounts (the “receiving Account(s)”) at monthly or quarterly intervals, as selected. The first such systematic transfer occurs on the first Business Day of the Policy Month or Policy Quarter that next follows the date we receive your request.  Transfers under this option may not be designated either to or from the Fixed Account.  The minimum amount that may be transferred either from or to any one Account is $100. All transferred amounts must be specified in whole dollars.

The Systematic Transfer Option will terminate as to an originating Account if and when that Account is depleted.  Such termination as to one originating Account will not have the effect of increasing any amounts thereafter transferred from other originating Accounts under the Systematic Transfer Option.  Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies, see  “Transfer of Accumulation Value” above. However, we reserve the right to impose a charge in the future for this option.  The Systematic Transfer Option terminates if and when the Benefit Base remaining in all of the originating accounts is depleted.  We may terminate this option or modify our rules governing this option at our discretion by giving you 31 days written notice.

Automated Subaccount Reallocation Option

If you request, we will automatically reallocate the Subaccount Benefit Bases at quarterly intervals according to the most recent Premium Allocation on file with us.  The first such reallocation will occur on the first Business Day of the Policy Quarter that next follows the date on which we receive your request.

Upon reallocation, the amount of Net Benefit Base allocated to each Subaccount is equal to (a) multiplied by (b), where:

(a) Is equal to:

1.

The allocation percentage you have specified for that Subaccount; divided by

2.

The sum of the allocation percentages for all such Subaccounts; and,

(b) Is equal to the sum of the Benefit Bases in all of the Subaccounts at the time of the reallocation.

Any requested changes in your Premium Allocation percentages are reflected in the next quarterly reallocation following the change.  The reallocation will only affect the allocation of Benefit Bases among the Subaccounts. It will not affect the Fixed Account Benefit Base.  Reallocation transfers of Benefit Base made under this option are not subject to the minimum transfer amount described under  “Transfer of Net Benefit Base”.  Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies.  However, we reserve the right to impose a charge for this option in the future.

A transfer of Benefit Base made while this Automated Subaccount Reallocation Option is in effect automatically terminates the option. You may subsequently re-elect this option by providing us with Notice.  We may terminate or modify our rules governing this option by giving you 31 days written notice.

Our Policies on Frequent Reallocations Among Subaccounts

The Policy is designed for long-term insurance/investment purposes.  It is not intended to provide a vehicle for frequent trading or market timing.  We therefore limit reallocations to six per Policy Year (not counting systematic and automated reallocations).  We apply this limitation uniformly to all Policies.

We monitor Subaccount reallocations in an effort to prevent Policyowners from exceeding the annual limit on reallocations. We cannot guarantee that our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

We will only accept a transaction request that is in writing.  We will not accept transaction requests by any electronic means including, but not limited to, telephonic, facsimile or e-mail requests.  As described in the Life Series Funds prospectus, the Board of Trustees of the Funds has adopted policies and procedures to reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy.  In order to protect Policyowners and to comply with the underlying Funds’ policies, it is our policy to reject any reallocation request, without any prior notice, that appears to be part of a market timing strategy based upon the holding period of the investment, the amount of the investment being exchanged, and the Subaccounts involved.

The Risks to Policyowners of Frequent Reallocations

To the extent that our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the underlying Funds by, among other things, causing the underlying Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses, and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading.  These risks may in turn adversely affect Policyowners who invest in the Funds through our Subaccounts.

In the case of the Subaccounts that invest indirectly in high yield bonds and small cap stocks, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders.

In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage.  Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the NYSE.  This could cause dilution in the value of the shares held by other shareholders.

The Death Benefit

The death benefit is the amount we pay to the named Beneficiary at the death of the Insured.  It is the sum of the guaranteed insurance amount plus, if positive, a variable insurance amount that is based upon the performance of the Subaccounts selected and the amount credited to our Fixed Account.  We increase the death benefit to reflect (1) any insurance on the life of the Insured added by rider and (2) any premium paid that applies to a period of time after the Insured's death.  We reduce the death benefit to reflect (1) any outstanding Policy loan and loan interest, (2) any unpaid premium that applies to a period before the Insured's death and (3) partial surrenders.  The death benefit is reduced pro rata for partial surrenders, as discussed later.

Generally, we pay the death benefit within seven days after we receive all claim requirements in a form satisfactory to us at our Administrative Office.  If no settlement option is elected, we pay interest on death benefit proceeds from the date of death until we pay the death benefit.

There are several settlement options available, as discussed later.  The Policyowner may reserve the right to change any selected settlement option prior to the Insured’s death.  Thereafter, if the Policyowner did not make an election, the Beneficiary may apply the proceeds to one of the settlement options.  We must receive an election of, or a change to, a settlement option in writing at our Administrative Office in a form acceptable to us.

The Guaranteed Insurance Amount (Face Amount)

We guarantee that the death benefit on your Policy will never be less than the Policy's Face Amount, which is the guaranteed insurance amount (reduced for loans and partial surrenders).  During the first Policy Year, the death benefit is equal to the guaranteed insurance amount.  Thereafter, we determine the death benefit on each Policy anniversary for the next Policy Year by adjusting the death benefit by the variable insurance amount on the Policy anniversary.  This is the death benefit payable if the Insured dies during the following Policy Year.

We allocate assets to our General Account to accumulate as a reserve for the contingency that the Insured will die when the guaranteed insurance amount exceeds the death benefit payable without such guarantee.

The Variable Insurance Amount

The Variable Insurance Amount is based upon the investment results of the Subaccounts that you have selected and the interest credited to the Fixed and Loan Accounts, if selected or applicable.  We set the Variable Insurance Amount on each Policy anniversary and do not change it until the next Policy anniversary.

During the first Policy Year, the variable insurance amount is zero.  On the first Policy anniversary, and on each anniversary thereafter, we determine your variable insurance amount by comparing the net investment return of your Subaccounts plus the interest credited to the Fixed and Loan Accounts with an assumed investment return of 4% which we call  “the Assumed Interest Rate.”  The “net investment return” of your Subaccounts is the gross rate of return on the underlying investments less Fund expenses and mortality and expense risk charges.

Your Variable Insurance Amount does not change if the actual net investment return on all of your Subaccounts is exactly equal to the Assumed Interest Rate. Your Variable Insurance Amount increases if the actual net investment return is greater than the Assumed Interest Rate and decreases if the net actual investment return is less than the Assumed Interest Rate.

The amount by which your Variable Insurance Amount will increase or decrease during any Policy Year is determined by dividing the Excess Investment Return for a Policy Year by the applicable net single premium rate that is specified in your Policy.

The Excess Investment Return for a Policy Year is equal to the Total Benefit Base on the anniversary (the sum of all values in your subaccounts, Fixed Account and loan account) less the Assumed Benefit Base on the anniversary (the Total Benefit Base at the beginning of the Policy Year increased by any net premiums received and increased by interest at the Assumed Interest Rate to the end of the Policy Year).

Your Policy includes a table of the applicable net single premium rates per $1.00 from ages 0 through 120.  The net single premium increases as the Insured grows older, meaning that the Insured will receive less variable insurance per dollar of Excess Investment Return.  Net single premiums also vary by the sex and underwriting classification (tobacco or non-tobacco) of the Insured.

The variable insurance amount is calculated on a cumulative basis.  This means that the amount reflects the accumulation of increases and decreases from past Policy Years.  The cumulative amount may be positive or negative, depending on the investment performance of the Subaccounts selected.  If the variable insurance amount is negative, the death benefit is the guaranteed insurance amount.  In other words, the death benefit is never less than the guaranteed insurance amount.

The following example illustrates how the variable insurance amount is calculated.  For this example, we use ISP CHOICE-10 for a male non-tobacco issue age 35, a face amount of $41,223, annual gross premium of $1,285 and we assume a constant 10% hypothetical gross annual investment return on the underlying Fund investments. This corresponds to a constant hypothetical net investment return of 8.4123% after deducting assumed Fund expenses of .95% and the applicable mortality and expense risk charges.  The investment base is the amount invested in the Subaccounts under your Policy.  The calculations are for Policy Years 5 and 10:

Calculation of Change in Variable Insurance Amount – ISP CHOICE-10 End of Policy Year
	5	10
(1) Face Amount Plus Variable Insurance Amount (End of Prior Year) (to the nearest dollar)	$42,957	$50,070
(2) Cash Value at End of Prior Year	$4,350.47	$13,137.40
(3) Net Premium	$1,062.00	$1,098.00
(4) Total Benefit Base at Beginning of Current Policy Year: (2)+(3)	$5,412.47	$14,235.40
(5) Total Benefit Base at End of Current Policy Year = (4) +0.084123 x (4)	$5,867.78	$15,432.92
(6) Assumed Benefit Base at End of Current Policy Year = (4) + .04 X (4)	$5,628.97	$14,804.82
(7) Excess Investment Return: (5) – (6)	$238.81	$628.10
(8) Net Single Premium at End of Current Year	0.24780	0.29414
(9) Change in Variable Insurance Amount (to nearest dollar): (7)÷(8)	$963.72	$2,135
(10) Face Amount Plus Variable Insurance Amount (End of Current Year) (to the nearest dollar)	$43,921	$52,205

If the hypothetical gross annual investment return in the year illustrated had been 0% (corresponding to a net investment return of approximately -1.4438%), the results in the calculation above would have been as follows: the Face Amount Plus Variable Insurance Amount would have decreased by $1,189, and the Face Amount Plus Variable Insurance Amount for the end of Policy Year 5 would have been $41,768.

Cash Value

Determining Your Cash Value

There is no minimum guaranteed Cash Value.  The Cash Value varies daily and on any day within the Policy Year equals the Cash Value as of the end of the prior Policy Year, plus the net premiums that you have paid since that date, plus the actual net investment return of the Subaccounts you have selected, plus the interest credited on the Fixed Account if selected, plus the interest credited to the Loan Account if you have any outstanding loans, adjusted for the cost of insurance protection and surrenders.

Assuming no partial surrenders or Policy Loans have been taken, the following example illustrates how the Cash Value of a Policy at the end of any year is calculated.  For this example, we use a male non-tobacco issue age 35, and we assume a $41,223 Face Amount, annual gross premium of $1,285 and constant 10% hypothetical gross annual investment return. (This corresponds to a constant hypothetical net investment return of approximately 8.4123% after deducting assumed Fund expenses of .95% and mortality and expense risk charges.)  In this case, the Cash Value we show for the end of Policy Year 4 increases to the amount we show for the end of Policy Year 5 for the Policy, as follows:

Calculation of Cash Value
ISPC-10
(1) Cash Value at End of Policy Year 4	$4,350.47
(2) Net Premium Paid By You	$1,062
(3) Total Benefit Base at Beginning of Current Policy Year 5: (1) + (2)	$5,412.47
(4) Actual Rate of Return	.084123
(5) Investment Return: (3) x (4)	$455.31
(6) Total Benefit Base at End of Policy Year 5: (3) + (5)	$5,867.78
(7) Net Cost of Insurance Protection During Policy Year 5	$53.92
(8) Cash Value at End of Policy Year 5: (6) – (7)	$5,813.86

The Policy offers the possibility of increased Cash Value due to good investment performance and decreased Cash Value due to poor investment performance.  You bear all of the investment risks.

Cost of Insurance Protection

Your Cash Value reflects a charge for the cost of insurance protection.  We issue variable life insurance policies to (1) persons with standard mortality risks and (2) persons with higher mortality risks, as our underwriting rules permit. We charge a higher gross premium for the person with the higher mortality risk.  We also deduct a cost of insurance charge from your cash value on an annual basis.  We guarantee that the cost of insurance rates will not be higher than rates based on the 2001 Commissioners' Standard Ordinary Mortality Table for the Insured’s sex and tobacco use classification, which we use to compute the cost of insurance protection for each Policy.

In all cases, we base the cost of insurance protection on the net amount of insurance at risk (the Policy's guaranteed insurance amount, plus the variable insurance amount, minus the Cash Value) and the person's sex and attained age. The cost of insurance protection generally increases each year because the probability of death increases as a person's age increases.  The net amount of insurance at risk may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.

Policy Surrenders

You may fully surrender the Policy for its Cash Value less any outstanding Policy Loans and loan interest (“surrender value”) at any time while the Insured is living.  The amount payable will be the Cash Value that we next compute after we receive the surrender request at our Administrative Office.  A full surrender will be effective on the date that we receive both the Policy and a written request in a form acceptable to us.

You may partially surrender your Policy on any Policy anniversary.  We permit a partial surrender only if you (1) have no outstanding Policy Loan and (2) have paid the premium due on that Policy anniversary.  In addition, your premiums and/or Face Amount after the partial surrender must still meet the Policy’s minimum requirements.  A partial surrender will be effective only if we receive all requirements for a partial surrender at our Administrative Office on or before the Policy anniversary.  The partial surrender will be effective on the Policy anniversary.

When you make a partial surrender, the guaranteed insurance amount, death benefit, and Cash Value for the Policy will be reduced proportionally.  The premium will also be reduced.  We will pay the portion of the Cash Value of the original Policy that exceeds the Cash Value of the reduced Policy to you as a partial surrender.  We will allocate the Cash Value of the reduced Policy among the Subaccounts in the same proportion as the allocation of the Cash Value of the original Policy.  We will usually pay the surrender value within seven days if we have received all necessary forms.  However, we may delay payment for the following reasons:

■

A recent payment that you made by check has not yet cleared the bank,

■

We are not able to determine the amount of the payment because the New York Stock Exchange is closed for trading or the SEC determines that a state of emergency exists, or

■

For such other periods as the SEC may by order permit for the protection of security holders.

We will pay interest if we delay payment of the surrender value beyond 30 days from the effective date of the surrender.

While we do not assess a charge for full or partial surrenders, you should be aware that any surrender will have tax consequences and that a partial surrender within the first seven years may have adverse tax consequences,  see "TAX INFORMATION".  We may deduct withholding taxes from the surrender value.

Policy Loans

You may borrow up to 75% of the Loan Value during the first three Policy Years and 90% of the Loan Value after the first three Policy Years, if you assign your Policy to us as sole security.  We charge daily interest on the outstanding loan amount at an effective annual rate of 6% compounded on each Policy anniversary.  In general if we approve the loan, we send the loan amount within seven days of receipt of the request.  We will not permit a new loan unless it is at least $100 or you use it to pay premiums.  You may repay all or a portion of any loan and accrued interest at any time while the Insured is living and the Policy is in force.

When you take a loan, we transfer a portion of the Cash Value equal to the loan amount from the Subaccount(s) and/or the Fixed Account that you have selected to our General Account.  We charge the loan amount to each Subaccount and/or the Fixed Account if applicable in the proportion, which the value of each Subaccount and/or the Fixed Account bears to the net investment base of the Policy as of the date of the loan.  A Policy loan does not affect the amount of the premiums due but does reduce the death benefit and Cash Value by the amount of the loan.  A Policy loan may also permanently affect the variable insurance amount and the Cash Value, whether or not you repay the loan in whole or in part.  This occurs because we credit the amount in the Loan

Account at the assumed interest rate of 4%, in accordance with the tabular Cash Value calculations that we have filed with the state insurance departments. Thus, if it is repaid, a Policy loan will have a negative impact on the variable insurance amount and the Cash Value if the actual net investment returns of the Subaccounts you have selected exceed the assumed interest rate of 4%.  The longer the loan is outstanding, the greater the impact is likely to be.

If you do not pay the loan and interest when it is due on each Policy anniversary, we will increase your loan by the amount of any unpaid interest, and we will transfer an equivalent amount of Cash Value from the Subaccount(s) to the General Account.  We will credit loan repayments to each Subaccount in proportion to your allocation to each Subaccount.

We subtract the amount of any outstanding loan plus interest from any death benefit or any surrender value that we pay.  If your outstanding loan with accrued interest ever equals or exceeds the Cash Value, we will mail notice of such event to you and any assignee at the assignee's last known address.  The Policy will terminate 31 days after we mail such notice.  A termination of the Policy may be a taxable event. The Policy does not terminate if you make the required repayment within that 31-day period.

While a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC.  A Policy loan may also cause a Policy to terminate if the Cash Value of the Policy falls below the total amount borrowed due to fluctuation in the values of the Subaccounts selected or other factors.  In such case, the entire amount of the loan is immediately taxable to the extent it exceeds your cost basis in the Policy. You should, therefore, consult with a qualified tax adviser before taking Policy loans.

Settlement Options

You or your Beneficiary may elect to apply all or a portion of the proceeds of a surrender or death benefit payment, as applicable, under any one of the following fixed benefit settlement options rather than receive a single payment of Policy proceeds.   The Policy proceeds must be at least $1,000 and the settlement option chosen must be a minimum   of $50 per payment received. The amount of the payment under life income options will depend on the age and sex of the person whose life determines the duration of payments.  Tax consequences may vary depending on the settlement option chosen.  The options are as follows:

Proceeds Left at Interest - Proceeds left with us to accumulate, with interest payable at a rate of 2½% per year, which may be increased by additional interest.

Payment of a Designated Amount - Payments in installments until proceeds applied under the option and interest on unpaid balance at a rate of 2½% per year and any additional interest are exhausted.

Payment for a Designated Number of Years - Payments in installments for up to 25 years, including interest at a rate of 2½% per year.  Payments may increase by additional interest, which we would pay at the end of each installment year.

Life Income, Guaranteed Period - Payments guaranteed for 10 or 20 years, as you elect, and for life thereafter. During the guaranteed period of 10 or 20 years, the payments may be increased by additional interest, which we would pay at the end of each installment year.

Life Income, Guaranteed Return - The sum of the payments made and any payments due at the death of the person on whose life the payments are based, never to be less than the proceeds applied.

Life Income Only - Payments made only while the person on whose life the payments are based is alive.

Optional Insurance Riders

Currently, the following riders may be included in a Policy at issue but not added thereafter, in states where available, subject to the payment of an additional premium, certain age and insurance underwriting requirements, and the restrictions and limitations that apply to the Policy, as described above.  The summaries below are not complete.  Additional terms and conditions are set out in the form of each rider.  You may obtain additional information in this regard from your representative.

Accidental Death Benefit

You may elect to obtain an accidental death benefit rider if the Insured's age is 5 to 60.  The rider provides for an additional fixed amount of death benefit in the event the Insured dies from accidental bodily injury while the Policy is in force and before the Policy anniversary when the Insured attains age 70.  The amount of the benefit is equal to the face amount of the Policy, but cannot exceed an amount equal to $200,000 minus the sum of the Insured's accidental death benefit coverage in all companies.

Waiver of Premium

You can choose to obtain a waiver of premium rider where the Insured is age 15 to 55.  Under the rider, the Company will waive all premiums falling due after the date of commencement of the disability and for as long as the disability continues.  Disability, for this purpose, means a total disability (as defined in the rider) of the Insured, which continues for at least six months.  The waiver of premium only applies to disabilities that commence before the Policy anniversary when the Insured reaches age 60.

Children’s Term Life Insurance Rider (Not available on ISPC-10, Limited availability on ISPC-20)

You may purchase life insurance on children who are qualified under the terms of the Rider.  The Children’s Term Insurance Rider allows you to purchase between $5,000 and $15,000 of coverage on qualified children. The premium is the same regardless of number of children covered.  Children born adopted, or who become a stepchild after the Issue Date of the Policy are automatically insured as long as they are qualified under the terms of the Rider.  The Rider coverage is convertible, without evidence of insurability to an individual policy in the name of the Insured Child at the earlier of when they reach 25 years of age or the Insured attains age 65.  If the Insured dies during the premium-paying period, the Insured Child’s coverage continues as paid up term insurance.

Spouse’s Term Life Insurance Rider (Not available on ISPC-10)

You may purchase term life insurance on your spouse in the form of a Rider to the Policy.  The Spouse Term Insurance Rider provides a death benefit of $25,000 and is offered on simplified issue underwriting basis.  The spouse to be insured may not be 10 years older or younger than the Insured individual under the Policy.  The Rider coverage is convertible without evidence of insurability at attained age within 60 days prior to either a premium increase, the expiration of coverage under the Rider or when the Insured attains age 65.   Premiums for this rider are level for an initial 20-year period then increase for subsequent level 20-year periods or to the termination date of the rider if earlier.

Level Term Insurance Rider

You may elect to obtain term insurance protection in addition to the death benefit provided by the Policy.  The additional coverage is purchased in the form of a Rider to the Policy.  The Rider is available for a 10-year coverage period or a 20-year coverage period.  The 10-year rider can be added to any of the ISP Choice options.   The 20-year rider is available on any ISP Choice option with a premium paying period of 20 years or more.  The rider may be added in an amount up to 5 times the Face Amount of the ISP Choice policy subject to a $25,000 minimum amount.     The Rider coverage is convertible, without evidence of insurability to a new permanent plan of insurance.  The amount of insurance under the new policy may be any amount up to the face amount of the Rider.   The conversion may occur at any time during the premium paying period, but not later than the Policy Anniversary when the Insured reaches age 65.

The guaranteed maximum premiums for this rider are level throughout the coverage period.  We currently charge premiums less than the guaranteed maximum premiums.  We reserve the right to change current premiums for this rider but any change will be on a uniform basis by premium class and based upon future investment earnings, mortality, persistency and expenses.  We cannot change current premiums on account of a deterioration of the Insured’s health or a change in occupation.

Other Provisions

Age and Sex

If you have misstated the age or sex of the Insured, the benefits available under the Policy are those that the premiums paid would have purchased for the correct age and sex.

Assignment

You may assign the benefits under a Policy to someone else. However, the assignment is not binding on us, unless it is in writing and received at our Administrative Office.  We assume no responsibility for the validity or sufficiency of any assignment.  Unless otherwise provided in the assignment, the interest of any revocable beneficiary is subordinate to the interest of any assignee, regardless of when you made the assignment.  The assignee receives any sum payable to the extent of his or her interest.

Beneficiary

This is the person(s) you designate in the application to receive death benefits under the Policy upon the death of the Insured.  You may change this designation, during the Insured's lifetime, by filing a written request with our Administrative Office in a form acceptable to us.

Right to Examine

You have a period of time to review your Policy and cancel it for a refund of premiums paid.  The duration and terms of the "right to examine" period vary by state, and are stated on the cover of your Policy.  At a minimum you can cancel your Policy within 10 days after receipt.  You must return your Policy along with a written request for cancellation.

Default and Options on Default

A Policy is in default if you do not pay any premium (after the first premium) when it is due.  There is a grace period of 31 days during which the Policy continues in force.  If the Insured dies during the grace period, we deduct from the death benefit the portion of the premium applicable to the period from the premium due date to the end of the Policy month in which death occurs.

If you have elected the automatic premium loan provision, and you do not pay a premium within the grace period, the premium will automatically be borrowed from the Cash Value of the Policy.  If you do not resume paying premiums, this process will continue until the Cash Value in your Policy is exhausted.  This will result in a termination of your Policy or conversion of the remaining Cash Value into a continued insurance option.  The total amount of all loans then outstanding will be considered a taxable distribution to the extent you have any gains in your Policy.

If you have not elected the automatic premium loan provision and you do not surrender a Policy within 60 days after the date of default, we apply the Policy’s Cash Value minus any loan and interest to purchase continued insurance.  If the Insured is rated as standard class, you automatically have the extended term insurance if you make no other choice.

If we rated the Policy for extra mortality risks, you automatically receive the reduced paid- up whole life insurance option.  Both options are for fixed life insurance, and neither option requires the further payment of premiums.  The extended term insurance option provides a fixed and level amount of term insurance equal to the death benefit (minus any indebtedness) as of the date the option becomes effective.  The insurance coverage under this option continues for as long a period as the surrender value on such date purchases.

The reduced paid-up whole life insurance option provides a guaranteed level amount of paid-up whole life insurance.  The guaranteed amount of coverage is the amount that the Surrender Value purchases on the date the option becomes effective.  The cash value of the reduced paid-up whole life insurance is entirely invested in the fixed account and cannot be transferred or reallocated to any of the subaccounts.  Any excess interest declared by the company on the fixed account will purchase additional paid-up whole life insurance in the manner previously described under Variable Insurance Amount.

You may Surrender a Policy continued under either option for its cash value while the Insured is living.  You may make a loan under the reduced paid-up whole life insurance option, but not under the extended term insurance option.

Right to Exchange Options

The exchange options allow you to exchange this Policy for a permanent fixed benefit life insurance policy.

Exchange Option 1

Within the first 18 months after the Policy's issue date, if you have duly paid all premiums, you may exchange this Policy for a permanent fixed life insurance policy that we issue on the Insured’s life.

You do not need to provide evidence of insurability to exercise this option.  The new policy will have a level face amount equal to the face amount of this Policy.   The new Policy will have the same issue date, issue age and premium class as this Policy and the same optional insurance riders if such riders are available.  We base premiums for the new policy on the premium rates for the new policy that were in effect on this Policy’s issue date.

In some cases, we may adjust the Cash Value on exchange.  The adjustment equals the Policy’s surrender value minus the new policy’s tabular cash value.  If the result is positive, we pay that amount to you. If the result is negative, you pay that amount to us.  We will determine the amount of a cash adjustment as of the date we receive the Policy and written request at our Administrative Office.

Exchange Option 2

If any Fund changes its investment adviser or makes a material change in its investment objectives or restrictions, you may exchange this Policy for a permanent fixed benefit life insurance policy that we issue on the Insured’s life.  We will notify you if there is any such change.  You will be able to exchange this Policy within 60 days after our Notice or the effective date of the change, whichever comes later.  No evidence of insurability is required for this exchange.

The new policy will be issued at your attained age at the time of the exchange on a substantially comparable General Account plan of insurance. The face amount of the new policy will be for an amount not exceeding the excess of the Death Benefit of this Policy on the date of conversion or:

1.

The Cash Value of this policy on the date of conversion if you elect to surrender this policy; or

2.

The death benefit payable under the Paid-Up Insurance Surrender Value Option if you choose to elect that option.

Grace Period

With the exception of the first premium, we allow a grace period of 31 days for payment of each premium after it is due.  The Policy continues in force during the grace period unless you surrender it.

Incontestability

Except for fraud or nonpayment of premiums, we do not contest the validity of the Policy and its riders after it has been in force during the lifetime of the Insured for two years from the date of issue.

Changes to the Policy

We have the right to change the terms of the Policy without your consent where necessary to comply with applicable law.  We may, at our discretion, replace or supplement the Separate Account with a different separate account (which may have its own subaccounts) or add additional Subaccounts as available options under the Policy.  We may discontinue any existing Subaccounts as available options under the Policy.  We reserve the right to combine the Separate Account with any other separate account or to combine Subaccounts. We may at our discretion invest the assets of any Subaccount in the shares of another investment company or any other investment permitted by law.  Such substitution would be made in compliance with any applicable provisions of the 1940 Act.

State Variations

Where required by state law, there may be variations in the Policy which are covered by a special form of the Policy for your state.  Your Policy, as a result, may differ from those described in this prospectus.  Your actual Policy, with any endorsements, amendments and riders, is the controlling document.

We offer the Policy in most states.  Check with your representative regarding availability in your state.  The Policy is offered continuously.  Although we do not anticipate discontinuing the offer of the Policy, we reserve the right to do so at any time.

Payment and Deferment

We will usually pay the death benefit, surrender value, or loan proceeds within seven days after we receive all documents required for such payments.  However, we may delay payment if (1) a recent payment by check has not yet cleared the bank, (2) we cannot determine the amount because the New York Stock Exchange is closed for trading, or (3) the SEC determines that a state of emergency exists.

Under a Policy continued as paid-up or extended term insurance, we may defer the payment of the surrender value or loan proceeds for up to six months.  If we postpone the payment more than 30 days, we will pay interest.  We will pay the interest from the date of surrender to the date we make payment.

Payment of Dividends

The Policy does not provide for dividend payments.  Therefore, it is "non-participating" in the earnings of First Investors Life.

Policy Years and Anniversaries

We measure Policy Years and anniversaries from the date of issue of the Policy, which will generally be the date on which we approve the application.    Each Policy Year will commence on the anniversary of the date of issue.

Reinstatement

If the Policy terminates, you may reinstate it within three years of termination. A Policy surrendered for cash or for which the extended term insurance option was in effect may not be reinstated.  To reinstate, you must present evidence of insurability acceptable to us, and you must pay to us the greater of:

(1) All premiums from the date of default with interest to the date of reinstatement, plus any Policy debt (plus interest to the date of reinstatement) in effect when you continued the Policy as reduced paid-up insurance or extended term insurance; or

(2) 110% of the increase in Cash Value resulting from reinstatement.

To reinstate, you must also pay us any Policy debt that arose after the continuation of the Policy as reduced paid-up insurance.  We calculate interest on any such debt at the rate of 6% per year compounded annually.

Suicide

If the Insured commits suicide within two years from the Policy's date of issue, our liability under the Policy is limited to all premiums paid less any indebtedness.

Valuation of Assets

We determine the unit value for each Subaccount at the close of business of the New York Stock Exchange (“NYSE”), on each day the NYSE is open for regular trading (“Business Day”).  The NYSE is closed on most national holidays and Good Friday.  We value shares of each Fund at the net asset value per share as determined by the Fund.  Each Fund determines the net asset value of its shares as described in Life Series Funds prospectus.

Processing Transactions

Generally, transaction requests (such as loan repayments or reallocation requests) will be processed as of the Business Day we receive them, if we receive them before the close of business on that day (generally, 4:00 P.M., Eastern Time) in a manner meeting our requirements.  Otherwise, they will be processed as of the next Business Day.  To meet our requirements for processing transactions, we may require that you use our forms.

Fees, Charges and Expenses

We describe below the fees and charges that you are required to pay to purchase and maintain the Policy.  We guarantee that once you have purchased your Policy, we will not increase the amount of your premium payments except as described under “Optional Insurance Riders” or the charges that we deduct from your premiums.  The charges that we deduct from your Subaccount(s) for mortality and expense risks are also guaranteed not to increase (except as described in “The Frequency of Your Payments”).

Transaction Fees

We deduct the fees, charges and expenses listed below from your premiums..  The resulting net premium amount is allocated among the Subaccount(s) and the Fixed Account as you have selected.

Premium Charge

We impose a premium charge on each premium payment.  The premium charge is a percentage of the premium amount less the policy charge and decreases by policy year as shown in the following schedule:

Years	Maximum Premium Charge Percentages
	ISPC-10	ISPC-20	ISPC-65	ISPC-WL
1	33.5% of premium	33.5% of premium	33.5% of premium	33.5% of premium
2-5	11.5% of premium	11.5% of premium	11.5% of premium	10.5% of premium
6 and later	8.5% of premium	8.5% of premium	8.5% of premium	7.5% of premium

The premium charge is intended to cover our sales expenses, premium taxes and other costs and risk associated with the Policy.  The premium charge does not correspond to our actual costs in any particular year.

The Policy is distributed exclusively through our general agent, First Investors Corporation (“FIC”).  FIC pays its representatives a percentage of the premium on Policies that they sell.  FIC representatives generally receive a higher percentage of the first-year premium for selling ISPC-65 than they would receive for selling ISPC-10 or ISPC-20.  They also generally receive a higher percentage of the first-year premium for selling ISPC-WL than they do for ISPC-65.  On a premium-dollar basis, FIC representatives generally receive a higher first-year commission for selling the ISP Choice options that have a longer premium payment period than they would receive for selling ISP Choice options with shorter premium payment periods.

First Year Charge

We impose a charge in the first Policy Year, which is in addition to other applicable fees and charges at the maximum rate of $5 per $1,000 of the guaranteed insurance amount for our administrative expenses in issuing the Policy.

Annual Policy Charge

We impose a maximum annual charge for our administrative expenses of $85 on ISPC-10, ISPC-20 and ISPC-65 and $65 on ISPC-Whole Life.

Premium Payment Mode

When you pay premiums on other than an annual basis, the premium amount, the annual Policy charge and the first year charge will increase to compensate for our loss of interest and additional billing and collection expenses.  A portion of this increase is credited under your Policy to your selected Subaccounts so that we can match our assumptions about your premiums to provide the guaranteed insurance amount of your death benefit.

Increase for Installment Payment of Premiums (as a percentage of an annual payment/charge):

Payment Frequency	% Increase
Annual	0%
Semi-annual	2%
Quarterly	4%
Monthly	5.96%

Periodic Charges Deducted from the Subaccount Value Cost of Insurance Protection

We deduct a charge from the Subaccount assets attributable to your Policy for the cost of insurance protection.  This amount is determined by the insurance rates applicable to your Policy based upon your age, sex and the net amount of insurance that is at risk. (See "Deduction of Cost of Insurance Protection from Cash Value").

Your premium will also reflect your mortality rating.  In short, your premium will be higher if you are rated as having a higher than average mortality risk.  Our current minimum and maximum cost of insurance rates, as well as the rate for our representative Policyowner, based on the net amount at risk are:

■

minimum: $.18 per $1,000;

■

maximum (first year): $17.41 per $1,000 for ISPC-10 and ISPC-20, $10.10 per $1,000 for ISPC-65; and $17.41 per $1,000 for ISPC-Whole Life.

■

standard non-tobacco case: $1.12 per $1,000.

Mortality and Expense Risk Charge

We deduct from the Subaccount assets attributable to your Policy a daily charge for the mortality and expense risks that we assume.  We compute the charge at an effective annual rate of 0.5% of the Subaccount assets attributable to your Policy.  The mortality risk that we assume is that the person named as the Insured under the Policy will live for a shorter time than we have estimated.

Policy Loan Interest

If you have an outstanding Policy loan, we charge interest that accrues daily at an effective annual rate of 6% compounding on each Policy anniversary.  The loan and loan interest are due on each Policy anniversary.  If you do not pay the interest when it is due, it will be added to the loan amount and we will transfer an equivalent amount from the Subaccounts to the General Account.

Income Tax Charge

We do not expect to incur any federal income taxes as the result of the earnings or realized capital gains of Separate Account B.  However, in the event that we were to incur such taxes, we reserve the right to charge the Separate Account for the taxes.  We may also impose charges for other applicable taxes attributable to the Separate Account.

Deductions from the Funds

Each Fund makes daily deductions from its assets to cover management fees and other expenses.  Because this impacts the Subaccount assets attributable to your Policy, you bear these charges indirectly.  Annual Fund expenses for all Funds are fully described in the attached Life Series Funds prospectus.

We begin to accrue and deduct all of the above charges and premiums on a Policy's Issue Date.

FEDERAL TAX INFORMATION

This section provides an overview of federal tax law as it pertains to the Policy. It assumes that the Policyowner is a natural person who is a U.S. citizen and U.S. resident.  The tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.  We do not discuss state or local taxes, except as noted.  The tax laws described herein could change, possibly retroactively.  The discussion is general in nature and is not tax advice, for which you should consult a qualified tax adviser.

Policy Proceeds

We believe that the Policy qualifies as a life insurance contract for federal income tax purposes because the Policy meets the definition of life insurance in Section 7702 of the Internal Revenue Code of 1986, as amended, and the investments of the Subaccounts satisfy the investment diversification requirements of Section 817(h) of the Code.  Consequently:

■

The death benefit will, if and when paid, be excluded from the gross income of the Beneficiary for federal income tax purposes;

■

The growth of the Cash Value of the Policy, if any, that is attributable to the investments in the Subaccounts will not be subject to federal income tax, unless and until there is a full or partial surrender of the Policy; and,

■

Transfers among Subaccounts are not taxable events for purposes of federal income tax.

Surrenders and Loans

The federal tax treatment of surrenders and loans depends upon whether a Policy is a MEC under Section 7702A of the Code.  A MEC is a policy that meets the definition of life insurance but fails to meet the "seven-pay" test of Section 7702A.  Under the seven-pay test, the total premiums paid cannot, at any time during the first seven years of a policy, exceed the premiums that would have been paid by that time under a similar fixed-benefit life insurance policy designed to provide for paid-up future benefits after the payment of seven equal annual premiums.

The Policy offered by this prospectus has been designed so that it will not be a MEC at the time it is issued.  However, under the MEC rules, a Policy may become a MEC after it has been issued if the Policyowner decreases the face amount, takes a partial surrender, terminates a rider, allows the Policy to lapse into extended term or reduced paid-up insurance, or makes any other material change to the Policy.  If a Policy becomes a MEC, any Policy that is issued in exchange for it will also be a MEC.  Furthermore, all MECs that are issued by us to an owner in any calendar year will be treated as one Policy under the MEC rules.  Because MECs are taxed differently, you should consult with a qualified tax expert before making any change to your policy that might cause it to be treated as a MEC.

Policies that are not MECs

If your Policy is not a MEC, a total surrender of the Policy will subject you to federal income tax on the amount (if any) by which the cash surrender value exceeds your basis in the Policy (premiums paid less previous distributions that were not taxable).  If you elect to receive your payment in installments, depending upon the option selected, you may be taxed: on all or a portion of each installment until the income in the Policy has been paid; only after all your basis in the Policy has been paid; or on a portion of each payment.

If you make a partial surrender after the first 15 Policy Years, the distribution will not be subject to federal income tax unless the amount of the partial surrender exceeds your basis in the Policy.  In other words, partial surrenders after 15 years will be treated as from "basis first" and "income second."  During the first 15 Policy Years, the portion of the partial surrender that is subject to federal income tax will depend upon the ratio of your death benefit to the Cash Value and the age of the Insured at the time of the surrender.

If your Policy is not a MEC, Policy Loans are not considered distributions and are not subject to current federal income tax as long as a Policy remains in force, nor is the interest paid on such loans deductible for federal income tax purposes.

If you surrender or exchange your Policy while a loan is outstanding, the amount of the loan will be treated as a distribution and may be taxable. Moreover, under certain circumstances, if you exchange your policy while a loan is outstanding, the amount of the loan may be taxed on an “income first” basis.

If the Cash Value of your Policy falls below the aggregate amount of the loan balance as the result of the fluctuation in the value of the underlying Funds or for any other reason, the Policy may terminate (see "Cash Value").  In that case, all outstanding loans will be immediately taxable to the extent they exceed premiums paid.  You should consult with a qualified tax expert before taking a Policy Loan.

Policies that are MECs

A Policy that is classified as a MEC continues to be a life insurance policy for purposes of the tax treatment of the death benefit and inside build-up.  However, distributions are treated differently.  Distributions from a policy that is classified as a MEC are taxed on an "income first" basis.  If a policy is a MEC, distributions include not only partial and full surrenders but also Policy Loans. Thus, Policy Loans from a MEC may be taxable.  Furthermore, if a policy becomes a MEC, distributions that occur prior to the date on which it became a MEC may also be subject to the MEC rules.  Finally, subject to certain exceptions, taxable withdrawals that are made from a MEC prior to age 59 ½ are subject to an additional 10% penalty.

Tax Withholding

Regardless of whether or not a Policy is a MEC, whenever there is a taxable distribution from a Policy, the amount of the gain is subject to federal income tax withholding and reporting.  We will not withhold income tax, if you so request in writing, before the payment date.  However, in such event, you are subject to any potential tax penalties that may result from our failure to withhold taxes.

Estate and Generation Skipping Taxes

Because of the complex and changing nature of these laws, we recommend that you consult with a qualified tax adviser about the estate tax implications associated with purchasing a Policy.  Currently there is a credit that shelters different amounts of your assets from estate tax and gift tax.  The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) gradually increases the credit for estate tax purposes until 2009.  That Act repeals the estate tax entirely in 2010, but reinstates it in 2011.  Thus, it is difficult to predict the impact of estate taxes in the long term.  In addition, an unlimited marital deduction may be available for assets left to a spouse.  The marital deduction defers estate and gift taxes until the death of the surviving spouse.

When the Insured dies, the death benefit payable under a Policy will generally be included in the Insured's estate for purposes of the federal estate tax if (1) the Insured and the Policyowner are the same or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policyowner, such as the right to borrow from the Policy or to name a new Beneficiary.

If the Policyowner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax.  In addition, if the Policyowner transfers the Policy to someone two or more generations younger than the Policyowner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT").  Similarly, if the beneficiary is two or more generations younger than the Insured, the payment of the death benefit to the Beneficiary may be subject to the GSTT.  The EGTRRA increases the exemption for the generation-skipping transfer tax and repeals the GSTT in 2010.  It reinstates the GSTT in 2011 unless Congress acts to continue the repeal.  It is therefore difficult to predict the future impact of the GSTT.

Other Tax Issues

We are taxed as a "life insurance company" under the Internal Revenue Code. We do not expect to incur any federal income tax as a result of the earnings or realized capital gains attributable to Separate Account B and no charge is currently assessed against the Separate Account for such taxes.  If we incur such taxes in the future, we may assess a charge for such taxes against the Separate Account.  We may incur state and local taxes (in addition to premium taxes) attributable to the Separate Account in several states.  At present, these taxes are not significant and we do not impose any charge for such taxes against the Separate Account.  We may assess the Separate Account for such taxes in the future.  If any charges for federal, state or local taxes are assessed against the Separate Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Policies to be treated as life insurance for federal income tax purposes, the investments of the Subaccounts of the Separate Account must be “adequately diversified” in accordance with Treasury Department regulations. The investment adviser of the underlying Funds monitors the portfolios to ensure that the diversification requirements are met.  If the Subaccounts failed to satisfy these requirements, the Policy would not receive tax treatment as a life insurance contract for the period of the failure and any subsequent period.  As a result, you could be taxed on the earnings of the Subaccount(s) in which you were invested.  This is a risk that is common to all variable life insurance policies.

Each of the Funds available under the Policy sell its shares not only to Separate Account B but also to other separate accounts which fund variable life and annuity contracts.  We do not anticipate any disadvantage resulting from this arrangement.  However, it is possible that a material conflict of interest could arise between the interests of Policyowners and Contractowners which invested in the same Fund.  If such a conflict were to arise, we would take whatever steps were necessary to protect the interests of Policyowners and Contractowners, including potentially substituting a different Fund for the Fund.  It is also possible that the failure of one separate account to comply with the tax laws could cause all of the separate accounts to lose their tax-deferred status.  This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Policyowner’s control of the investments of the Separate Account may cause the Policyowner, rather than us, to be treated as the owner of the assets in the Separate Account for tax purposes, which would result in the current taxation of the income on those assets to the Policyowner.  Based upon current IRS guidance, we do not believe that the ownership rights of a Policyowner under a Policy would result in the Policyowner’s being treated as the owner of the assets of the Policy.  However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  Therefore, we reserve the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the policy.

OTHER INFORMATION

Voting Rights

Because the Funds of the Life Series Funds are not required to have annual shareholder meetings, Policyowners generally will not have an occasion to vote on matters that pertain to the Funds.  In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily.  For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund’s shareholders in accordance with the 1940 Act.

If a Fund holds a meeting at which shareholders are entitled to vote, Policyowners will have the opportunity to provide voting instructions for shares of the Fund held by a Subaccount in which their Policy invests.  We will vote the shares at any such meeting as follows:

■

Shares attributable to Policyowners for which we have received instructions, in accordance with the instructions;

■

Shares attributable to Policyowners for which we have not received instructions, in the same proportion that we voted shares held in the Subaccount for which we received instructions; and

■

Shares not attributable to Policyowners, in the same proportion that we have voted shares held in the Subaccount attributable to Policyowners for which we have received instructions.

We will vote Fund shares that we hold directly in the same proportion that we vote shares held in any corresponding Subaccounts that are attributable to Policyowners and for which we receive instructions.  However, we will vote our own shares as we deem appropriate where there are no shares held in any Subaccount.  We will present all the shares of any Fund that we hold through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum.

We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Policyowner by dividing the value of the Subaccount by the net asset value of one Fund share.  We will determine the number of votes that a Policyowner has the right to cast as of the record date established by the Funds.

We will solicit instructions by written communication before the date of the meeting at which votes will be cast.  We will send meeting and other materials relating to the Fund to each Policyowner having a voting interest in a Subaccount.

The voting rights that we describe in this prospectus are created under applicable laws.  If the laws eliminate the necessity to submit such matters for approval by persons having voting rights in separate accounts of insurance companies or restrict such voting rights, we reserve the right to proceed in accordance with any such changed laws or regulations.  We specifically reserve the right to vote shares of any Fund in our own right, to the extent permitted by law.

Reports

At least twice each year, we will send a report to you that contains financial information about the Funds, as required by applicable law.  In addition, at least once each year, we will send a statement that gives you financial information about your Policy.

If several members of the same household each own a Policy, we may send only one such report or prospectus to that address, unless you instruct us otherwise. You may receive additional copies by calling or writing us.

Financial Statements

The financial statements of First Investors Life and Separate Account B are in the Statement of Additional Information.

Please read this prospectus and keep it for future reference.  It contains important information that you should know before buying a Policy.  We filed a Statement of Additional Information (“SAI”), dated July 1, 2008 with the Securities and Exchange Commission.  We incorporate the SAI by reference into this prospectus.  You can get a free SAI by contacting us at First Investors Life Insurance Company, Raritan Plaza 1, Edison, New Jersey 08837, calling us toll free at (800) 832-7783 or by visiting our website www.firstinvestors.com.  You can review and copy our documents (including reports and SAIs) at the Public Reference room of the SEC in Washington, D.C.  You can also obtain copies of our documents after paying a duplicating fee (i) by writing to the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 2054 9-0102 or (ii) by electronic request at publicinfo@sec.gov.  You can obtain information on the operation of the Public Reference Room, including information about duplicating fee charges, by calling (202) 942-8090.  Documents can be viewed online or downloaded from the EDGAR database on the SEC’s Internet website at http://www.sec.gov.

SEC file number:

FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE

LIFE INSURANCE SEPARATE ACCOUNT B

OFFERED BY

FIRST INVESTORS LIFE INSURANCE COMPANY

Statement of Additional Information dated July 1, 2008

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the ISP Choice Prospectus for First Investors Life Level Premium Variable Life Insurance Separate Account B, dated July 1, 2008 which may be obtained at no cost by writing to First Investors Life Insurance Company, Raritan Plaza 1, Edison, New Jersey 08837, by telephoning (800) 832-7783, or by visiting our website at www.firstinvestors.com.

Terms used in this SAI have the same meanings as in the Prospectus.

TABLE OF CONTENTS

Page

General Description

Services

Other Information

Valuation Information

Relevance of Financial Statements

Appendix

Financial Statements

GENERAL DESCRIPTION

First Investors Life Insurance Company.  First Investors Life Insurance Company, 110 Wall Street, New York, New York 10005 (“FIL”), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance, annuities, and accident and health insurance.  First Investors Consolidated Corporation (“FICC”), a holding company, owns all of the voting common stock of First Investors Management Company, Inc. (“FIMCO” or “Adviser”) and all of the outstanding stock of First Investors Life, First Investors Corporation (“FIC” or “Underwriter”) and Administrative Data Management Corp., the transfer agent for First Investors Life Series Funds (“Life Series Funds”).  Kathryn Head and members of her family control FICC and, therefore, the Adviser and First Investors Life.

The following chart provides information about the Officers and Directors of First Investors Life.

Name	FIL Office	Principal Occupation for Last Five Years
Jay G. Baris	Director	Partner, Kramer Levin Naftalis & Frankel LLP, New York, Attorneys.
Carol Lerner Brown	Secretary	Assistant Secretary, FIC; Secretary, FIMCO and FICC.
Glenn T. Dallas	Director	Retired since April 1996.
William H. Drinkwater	Director, Senior Vice President and Chief Actuary	Senior Vice President and Chief Actuary, FIL since August 2003; President January 2000 – August 2003, FIL; First Vice President and Chief Actuary, FIL, prior thereto.
Lawrence M. Falcon	Senior Vice President and Comptroller	Senior Vice President and Comptroller, FIL.
Lawrence A. Fauci	Director	Consultant.
Robert M. Flanagan	Vice President and Director	Vice President FIL since June 2001; President, FIC; Senior Vice President FIC 2000-2001; Vice President FICC since June 1997.
Richard H. Gaebler	Director	Retired since January, 2000.
Kathryn S. Head	Chairman and Director	Chairman, President and Director, FICC, FIMCO and ADM; Chairman, CEO and Director, FIC; Chairman and Director, First Investors Federal Savings Bank.
Scott Hodes	Director	Partner, Bryan Cave LLP, Chicago, Illinois, Partner, McGuire, Woods, Ross & Hardies until 2003.
William M. Lipkus	Vice President, Chief Financial Officer and Director	Chief Financial Officer, FIC since December 1997 and, FICC since June 1997; Vice President, FIL since May 1996; Chief Financial Officer since May 1998; Chief Accounting Officer since June 1992.
Jackson Ream	Director	Retired since January 1999.
Nelson Schaenen Jr.	Director	Retired since January 2002.

Carol E. Springsteen	President and Director	President and Director, FIL; Vice President, Individual Policy Services, New York Life Insurance Company until August, 2003.
Clark D. Wagner	Director

Director of Fixed Income, FIMCO; Vice President, First Investors Multi-State Insured Tax Free Fund, First Investors New York Insured Tax Free Fund, Inc., First Investors Government Fund, Inc., First Investors Series Fund, First Investors Insured Tax Exempt Fund, Inc, First Investors Insured Tax Exempt Fund II, and First Investors Insured Intermediate Tax Exempt Fund.

Glen Mueller	Vice President and Chief Underwriter	Vice President and Chief Underwriter, FIL; Vice President and Life Chief Underwriter, C.N.A. November 2002-June 2004, Chief Underwriter, Fidelity and Guaranty Life prior thereto.
David Schimmel	Assistant Vice President	Assistant Vice President, FIL since July 2006; Manager, FIL January 2001 – July 2006.
Jason Helbraun	Assistant Vice President	Assistant Vice President, FIL since May 2006; Corporate Actuary, FIL July 2005 – May 2006; Financial Actuary at Inviva, Inc., 2003 to 2005; Actuarial Associate at KPMG LLP prior thereto.
John Shey	Assistant Vice President	Assistant Vice President, FIL since May 2006; Actuary, FIL January 2002 – April 2006.

Separate Account B.  First Investors Life Level Premium Variable Life Insurance Separate Account B (“Separate Account B”) was established on June 4, 1985 under the provisions of the New York Insurance Law.  The assets of Separate Account B are segregated from the assets of First Investors Life, and that portion of such assets having a value equal to, or approximately equal to, the reserves and contract liabilities under the Policy is not chargeable with liabilities arising out of any other business of First Investors Life. Separate Account B is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), but such registration does not involve any supervision by the SEC of the management or investment practices or policies of Separate Account B.

The assets of Separate Account B are invested at net asset value in shares of the corresponding series (each a “Fund” and collectively “Funds”) of Life Series Funds.  For example, the Blue Chip Subaccount invests in the Blue Chip Fund, the Government Subaccount invests in the Government Fund, and so on.  The Life Series Funds Prospectus describes the risks attendant to an investment in each Fund of Life Series Funds.  The 12 Funds of Life Series Funds are: Blue Chip Fund, Cash Management Fund, Discovery Fund, Government Fund, Growth & Income Fund, High Yield Fund, International Fund, Investment Grade Fund, Select Growth Fund, Target Maturity 2010 Fund, Target Maturity 2015 Fund and Value Fund.

Only ten of the Funds are available through Separate Account B’s Subaccounts.  The two that are not available are: Target Maturity 2010 Fund and Target Maturity 2015 Fund.

SERVICES

Custodian.  First Investors Life, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of Separate Account B.  We maintain the records and accounts of Separate Account B.

Independent Public Accountants.  Tait, Weller & Baker, 1818 Market Street, Philadelphia, PA 19103, independent certified public accountants, has been selected as the independent accountants for Separate Account B.  First Investors Life pays Tait, Weller & Baker a fee for serving as the independent accountants for Separate Account B, which is set by the Audit Committee of the Board of Directors of First Investors Life.  We include the financial statements in reliance upon the authority of said firm as experts in accounting and auditing.

Underwriter.  First Investors Life and Separate Account B have entered into an Underwriting Agreement with FIC.  FIC, an affiliate of First Investors Life and of the Adviser, has its principal business address at 110 Wall Street, New York, New York 10005.  First Investors Life distributes the Policy in a continuous offering.  First Investors Life anticipates continuing to offer the Policy, but reserves the right to discontinue the offering.

Distribution of Policy.  We sell the Policy solely through individuals who, in addition to being licensed insurance agents appointed to sell our products (i.e., who are “First Investors representatives”), are registered representatives of FIC, which is one of our affiliates.  FIC is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers.  FIC’s executive offices are located at 110 Wall Street, New York, NY 10005.

Commissions under the Policy generally will not exceed 60% of the premiums you pay in your policy's first year, and 5% of all other premiums you pay in policy years two and later. Commissions paid on the Policies are not charged directly to Policyowners or the Separate Account.  First Investors representatives may sell other variable life insurance and annuity products as to which they receive more or less compensation than they do for selling the Policies.

Effective July 1, 2008, we will offer the Policy for sale in Alabama,  Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

OTHER INFORMATION

Reports.  At least once each Policy year, we mail a report to the Policyowner within 31 days after the Policy anniversary.  We mail the report to the last address known to us.  The report shows (1) the death benefit, (2) the cash value, (3) the policy debt on the anniversary, (4) any loan interest for the prior year and (5) other information as may be required by applicable law or regulation.  The report also shows your allocation among the Subaccounts on that anniversary. We will not send a report if the Policy is continued as reduced paid-up or extended term insurance.

State Regulation.  We are subject to the laws of the State of New York governing insurance companies and to regulations of the New York State Insurance Department.  We file an annual statement in a prescribed form with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of such year.

Our books and accounts are subject to review by the New York State Insurance Department at any time.  The Department conducts a full examination of our operations periodically.  The Department does not engage in any supervision of our management or investment practices or policies, except to determine compliance with the requirements of the New York Insurance Law.  We also are subject to regulation under the insurance laws of other jurisdictions in which we may operate.

Time of Payments.  All benefits payable due under the Policy will ordinarily be made within seven days of the due date or within seven days after the date of receipt of a request for partial surrender or termination.  However, First Investors Life reserves the right to suspend or postpone the date of any payment due under the Policy (1) for any period during which the New York Stock Exchange (“NYSE”) is closed (other than customary weekend and holiday closings) or during which trading on the NYSE, as determined by the SEC, is restricted; (2) for any period during which an emergency, as determined by the SEC, exists as a result of which disposal of securities held by the Fund are not reasonably practical or it is not reasonably practical to determine the value of the Fund’s net assets; or (3) for such other periods as the SEC may by order permit for the protection of security holders or as may be permitted under the 1940 Act.

VALUATION INFORMATION

Value of a Unit.  For each Subaccount of Separate Account B, the value of a unit was arbitrarily initially set at $10.00.  The value of a unit for any subsequent Valuation Period (the period starting on the day after any Business Day as defined in the prospectus and ending on the next such day) is determined by multiplying the value of a unit for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the unit value is being calculated (see Appendix I, Example B).  The investment performance of each Fund, and expenses and deductions of certain charges affect the unit value.  The value of a unit for the Subaccounts may increase or decrease from Valuation Period to Valuation Period.

Net Investment Factor.  The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)

is the net result of:

(1)

the net asset value per share of the applicable Fund determined at the end of the current Valuation Period, plus

(2)

the per share amount of any dividend or capital gains distributions made by the applicable Fund if the “ex-dividend” date occurs during the current Valuation Period.

(b)

is the net asset value per share of the applicable Fund determined as of the end of the immediately preceding Valuation Period.

(c)

is a factor representing the charges deducted for mortality and expense risks.  Such factor is equal on an annual basis to 0.50% of the daily net asset value of the applicable Subaccount.  This percentage represents the mortality and expense risk assumed.

The Net Investment Factor may be greater or less than one, and therefore, the unit value of any Subaccount may increase or decrease.

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Policyowners under the Policies will be affected solely by the investment results of the Subaccounts.  The financial statements of First Investors Life as contained herein should be considered only as bearing upon First Investors Life’s ability to meet its obligations to Policyowners under the Policies, and they should not be considered as bearing on the investment performance of the Subaccounts.

[Financial Statements to be filed by pre-effective amendment.]

FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B

PART C:  OTHER INFORMATION

Item 26.

Exhibits

(a)

Resolution of the Board of Directors of First Investors Life Insurance Company

creating Separate Account B. /1/

(b)

Not applicable.

(c)

Underwriting Agreement between First Investors Life Insurance Company and First Investors Corporation. /2/

(d)

Specimen Individual Level Premium Variable Life Policy issued by First Investors Life Insurance Company for participation in Separate Account B./2/

(e)

Form of application used with Life Policies /2/

(f)

(1) Declaration of Intention and Charter of First Investors Life Insurance Company.  /1/

(i)

Certificate of Amendment.  /1/

(ii)

Certificate of Amendment.  /1/

(iii)

Certificate of Amendment.  /1/

(iv)

Certificate of Amendment.  /1/

(2)

By-laws of First Investors Life Insurance Company./1/

(g)

Reinsurance agreement. /3/

(h)

Not applicable.

(i)

Not applicable.

(j)

Not applicable.

(l)

Opinion of John Shey, F.S.A, M.A.A.A, Assistant Vice President and actuary to First Investors Life Insurance Company regarding illustrations. /2/

(m)

Sample Calculations for the illustration in the Registration Statement have been included within the Prospectus.

(n)

Consent of Independent Certified Public Accountants-Tait, Weller & Baker. /3/

(o)

Not applicable.

(p)

Not applicable.

(q)

The Registrant claims an exemption pursuant to Rule 6e-3(T)(b)(12)(iii) of the 1940 Act with respect to procedures for surrender as disclosed in the prospectus.

(r)

Powers of Attorney for Signatories. /2/

__________________

/1/

Previously filed on May 19, 1997 in Post Effective Amendment No. 17 to the Registrant’s Registration Statement on Form S-6.

/2/

Filed herewith.

/3/

To be filed by amendment.

Item 27.

Directors and Officers of the Depositor

The following are the Directors and Officers of First Investors Life Insurance Company (unless otherwise noted, an individual’s business address is 110 Wall Street, New York, New York 10005):

Name and Principal Business Address	Position and Office with First Investors Life Insurance Company

Jay G. Baris	Director

Carol Lerner Brown	Secretary

Glenn T. Dallas	Director

William H. Drinkwater	Senior Vice President, Chief Actuary and Director

Lawrence M. Falcon	Senior Vice President, Comptroller and Director

Lawrence A. Fauci	Director

Robert M. Flanagan	Vice President and Director

Richard H. Gaebler	Director

Kathryn S. Head Raritan Plaza 1 Edison, NJ 08837	Chairman and Director

Scott Hodes	Director

William M. Lipkus Raritan Plaza 1 Edison, NJ 08837	Vice President, Chief Financial Officer and Director

Glen Mueller	Vice President and Chief Underwriter

Jackson Ream (Retired)	Director

Nelson Schaenen Jr. (Retired)	Director
Carol E. Springsteen	President and Director

Clark D. Wagner	Director

Jason Helbraun	Assistant Vice President

David Schimmel Raritan Plaza 1 Edison, NJ 08837	Assistant Vice President

John Shey	Assistant Vice President

Item 28.

Persons Controlled by or Under Common Control with the Depositor or Registrant

There are no persons directly or indirectly controlled by or under common control with the Registrant.  The Registrant is a Separate Account of First Investors Life Insurance Company, the Depositor. Set forth below are all persons controlled by or under common control with First Investors Life Insurance Company:

Route 33 Realty Corporation (New Jersey).  Ownership: 100% owned by First Investors Life Insurance Company; Principal Business: Real Estate; Subsidiary of First Investors Life Insurance Company.

First Investors Consolidated Corporation (FICC) (Delaware). Ownership: Glenn O. Head is the controlling person of the voting stock; Principal Business: Holding Company; Parent of First Investors Life Insurance Company.

Administrative Data Management Corp. (New York).  Ownership: 100% owned by FICC; Principal Business: Transfer Agent; Affiliate of First Investors Life Insurance Company.

First Investors Asset Management Company, Inc. (Delaware).  Ownership: 100% owned by FICC; Principal Business:  Investment Advisor; Affiliate of First Investors Life Insurance Company.

First Investors Corporation (New York).  Ownership:  100% owned by FICC; Principal Business: Broker-Dealer; Affiliate of First Investors Life Insurance Company.

First Investors Leverage Corporation (New York).  Ownership: 100% owned by FICC; Principal Business: Inactive; Affiliate of First Investors Life Insurance Company.

First Investors Management Company, Inc. (New York).  Ownership: 100% of voting common stock owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

First Investors Realty Company, Inc. (New Jersey).  Ownership: 100% owned by FICC; Principal Business: Inactive; Affiliate of First Investors Life Insurance Company.

First Investors Resources, Inc. (Delaware).  Ownership: 100% owned by FICC; Principal Business: Inactive; Affiliate of First Investors Life Insurance Company.

First Investors Federal Savings Bank (New Jersey).  Ownership: 100% owned by FICC, except Directors Qualifying Shares; Principal Business: Savings and Loan; Affiliate of First Investors Life Insurance Company.

First Investors Credit Corporation (New Jersey).  Ownership: 100% owned by FIFSB; Principal Business: Inactive; Affiliate of First Investors Life Insurance Company.

N.A.K. Realty Corporation (New Jersey).  Ownership: 100% owned by FICC; Principal Business:  Real Estate; Affiliate of First Investors Life Insurance Company.

Real Property Development Corporation (New Jersey).  Ownership: 100% owned by FICC; Principal Business: Real Estate; Affiliate of First Investors Life Insurance Company.

First Investors Credit Funding Corporation (New York).  Ownership:  100% owned by FICC; Principal Business: Inactive; Affiliate of First Investors Life Insurance Company.

Item 29.

Indemnification

Article XIV of the By-Laws of First Investors Life Insurance Company provides as follows:

"To the full extent authorized by law and by the Charter, the Corporation shall and hereby does indemnify any person who shall at any time be made, or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or his intestate is or was a director or officer of the Corporation or served another corporation in any capacity at the request of the Corporation, provided, that the notice required by Section 62-a of the Insurance Law of the State of New York, as now in effect or as amended from time to time, be filed with the Superintendent of Insurance."

Reference is hereby made to the New York Business Corporation Law, Sections 721 through 726.

The general effect of this Indemnification will be to indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person, or that person's testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorney's fees, actually and necessarily occurred in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted in good faith, for a purpose reasonably believed by that person to be in, and not opposed to, the best interests of the corporatio n and not otherwise knowingly unlawful.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the First Investors Life and FIC pursuant to the foregoing provisions, or otherwise, First Investors Life and FIC has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and may be, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the First Investors Life and FIC of expenses incurred or paid by a director, officer or controlling person of the First Investors Life and FIC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the First Investors Life and FIC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.

Principal Underwriters

(a)

First Investors Corporation, Underwriter of the Registrant, is also underwriter for:

First Investors Equity Funds

First Investors Income Funds

First Investors Tax Exempt Funds

First Investors Life Variable Annuity Fund A

First Investors Life Variable Annuity Fund C

First Investors Life Variable Annuity Fund D

First Investors Modified Single Premium Variable (Separate Account E)

First Investors Corporation is Sponsor of:

First Investors Single Payment and Periodic Payment Plans I for Investment in First Investors Global Fund, Inc.

First Investors Single Payment and Periodic Payment Plans II for Investment in

First Investors Global Fund, Inc.

First Investors Single Payment and Periodic Payment Plans for Investment in First Investors Fund For Income, Inc.

First Investors Single Payment and Periodic Payment Plans for Investment in First Investors Government Fund, Inc.

First Investors Periodic Payment Plans for Investment in First Investors High Yield Fund, Inc.

First Investors Single Payment and Periodic Payment Plans for the Accumulation of Shares of First Investors Global Fund, Inc.

First Investors Single Payment and Periodic Payment Plans for Investment in First Investors Insured Tax Exempt Fund, Inc.

(b)

The following persons are the officers and directors of First Investors Corporation:

(The principal business address of each director and officer listed below is c/o First Investors Legal Department, 110 Wall Street, New York, New York 10005.)

Name and Principal Business Address	Position and Office with First Investors Corporation

Kathryn S. Head	Chairman of the Board and Director

Larry R. Lavoie	Secretary, General Counsel and Director

Frederick Miller	Senior Vice President

Robert M. Flanagan	President and Director

Robert J. Grosso	Chief Compliance Officer

William M. Lipkus	Chief Financial Officer and Treasurer

Anne Condon	Vice President

Elizabeth Reilly	Vice President

Matthew Smith	Vice President

Marjorie Solowey	Vice President

Mark Segal	Assistant Vice President

William J. Vogt	Assistant Vice President

Carol Lerner Brown	Assistant Secretary

Conrad Charak	Assistant Secretary

________________________

 (c)

Not Applicable.

Item 31.

Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act and rules promulgated thereunder are maintained by First Investors Life Insurance  Company at its office at 110 Wall Street, New York, New York 10005; at its office at Raritan Plaza 1, Edison, NJ

08837; at Vital Records, 563 New Center Road, Flagtown, NJ 08821 (electronic record storage) and at Archive Systems, 25 Commerce Road, Fairfield, NJ 07004 (archive records).

Item 32.

Management Services

Not applicable.

Item 33.

Fee Representation

Registrant hereby makes the following undertakings:

Representation Regarding Reasonableness of Aggregate Policy Fees and Charges Pursuant to

Section 26(a)(e)(2)(A) of the Investment Company Act of 1940.

First Investors Life represents that the fees and charges deducted under the Policy described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Investors Life under the Policy.  First Investors Life bases its representations on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for First Investors Life to earn a profit; the degree to which the Policy includes innovative features and the regulatory standards for exemptive relief under the 1940 Act used prior to October 1996, including the range of industry practice.  This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on terms specifically described in the prospectus contained herein, or any v ariations therein, based on supplements, endorsements, or riders to the Policy or prospectus, or otherwise.

SIGNATURES

As required by the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York, on the 14th day of February, 2008.

FIRST INVESTORS LIFE LEVEL PREMIUM

INSURANCE SEPARATE ACCOUNT B

(Registrant)

BY:

FIRST INVESTORS LIFE INSURANCE COMPANY

/s/ (Depositor)

(On behalf of the Registrant and itself)

By:

/s/ Carol E. Springsteen

      Carol E. Springsteen

      President

As required by the 1933 Act, this Registration Statement has been signed below by the following officers and directors of the Depositor in the capacities and on the dates indicated:

SIGNATURE

      TITLE

DATE

/s/ Carol E. Springsteen	President and Director	February 14, 2008
Carol E. Springsteen

/s/ William M. Lipkus William M. Lipkus	Vice President, Chief Financial Officer and Director	February 14, 2008

/s/ Lawrence M. Falcon Lawrence M. Falcon	Senior Vice President, Comptroller and Director	February 14, 2008

/s/ Lawrence A. Fauci Lawrence A. Fauci	Director	February 15, 2008

/s/ Robert M. Flanagan Robert M. Flanagan	Vice President and Director	February 14, 2008

/s/ William H. Drinkwater William H. Drinkwater	Senior Vice President, Chief Actuary and Director	February 14, 2008

/s/ Richard H. Gaebler* Richard H. Gaebler	Director	February 14, 2008

/s/ Jay G. Baris* Jay G. Baris	Director	February 14, 2008

/s/ Scott Hodes* Scott Hodes	Director	February 14, 2008

/s/ Glenn T. Dallas* Glenn T. Dallas	Director	February 14, 2008

/s/ Jackson Ream* Jackson Ream	Director	February 14 2008

/s/ Nelson Schaenen Jr.* Nelson Schaenen Jr.	Director	February 14, 2008

/s/ Kathryn S. Head* Kathryn S. Head	Chairman and Director	February 14, 2008

/s/ Clark D. Wagner* Clark D. Wagner	Director	February 14, 2008

*By: /s/ William H. Drinkwater William H. Drinkwater (Attorney-in-Fact)

INDEX TO EXHIBITS

Exhibit Number

Description

26(c)

Underwriting Agreement

26(d)

Specimen Policy

26(e)

Application

26(l)

Opinion of John Shey, Assistant Vice President and actuary to First Investors Life Insurance Company

26(r)

Powers of Attorney for Signatories